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                                                            Exhibit 18



                                                        December 31, 1996


Bell Atlantic-West Virginia, Inc.
1500 MacCorkle Avenue, S.E.
Room 500
Charleston, WV 25314

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from the "amortization" revenue recognition method to the "point of publication" method contained in the Company's Form 10-K for the year ended December 31, 1996. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification is reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.



/s/  Coopers & Lybrand L.L.P.